SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 28, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia stock exchange release dated July 28, 2016: Nokia to publish second quarter 2016 and January-June 2016 interim report on August 4, 2016

STOCK EXCHANGE RELEASE

July 28, 2016

Nokia to publish second quarter 2016 and January-June 2016 interim report on August 4, 2016

Nokia Corporation
Stock Exchange Release
July 28, 2016 at 9:00 (CET +1)

Nokia to publish second quarter 2016 and January-June 2016 interim report on August 4, 2016

Espoo, Finland — Nokia will publish its second quarter 2016 and January-June 2016 interim report on August 4, 2016 at approximately 8 a.m. Finnish time (CET+1). The interim report will be made available on the Nokia website immediately after publication.

Nokia only publishes a summary of its interim reports in stock exchange releases. The summary focuses on Nokia Group’s financial information as well as on Nokia’s outlook.

The detailed segment level discussion will be available in the complete second quarter 2016 and January-June 2016 interim report available at http://company.nokia.com/financials. Investors should not solely rely on summaries of Nokia’s reports, but should also review the complete reports with tables.

Nokia’s analyst conference call will begin on August 4 at 3 p.m. Finnish time. A link to the webcast of the conference call will be available at http://company.nokia.com/financials. Media representatives can listen in via the link on that website, or alternatively call +1 706 634 5012, conference ID: 51880941.

About Nokia
Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal